SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Norman E. Alexander

c/o Sequa Corporation

200 Park Avenue

New York, New York 10166

                                                         Telephone: (212) 986-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box  [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81732 020

NAMES OF REPORTING PERSONS:          Norman E. Alexander

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a) [X]              (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

NUMBER OF SHARES	7)

SOLE VOTING POWER

		1,661,336
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 347,438 SOLE DISPOSITIVE POWER 1,661,336
PERSON WITH	10)	SHARED DISPOSITIVE POWER 347,438

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:         2,008,774

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.3

TYPE OF REPORTING PERSON:  IN

CUSIP NO. 81732 020

NAMES OF REPORTING PERSONS:    Fifty Broad Street, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only): 13-1769653

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a) [X]              (b) [ ]

SEC USE ONLY

SOURCE OF FUNDS (See Instructions):

            00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

NUMBER OF SHARES	7)

SOLE VOTING POWER

		165,493
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER None SOLE DISPOSITIVE POWER 165,493
PERSON WITH	10)	SHARED DISPOSITIVE POWER None

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON:         165,493

CHECK IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES (See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0

TYPE OF REPORTING PERSON:  CO

The Schedule 13D Statement previously filed with the Securities and Exchange Commission by Norman E. Alexander and the following corporations which are directly or indirectly wholly-owned by Mr. Alexander (except for Forfed Corporation which is controlled by Mr. Alexander): Fifty Broad Street, Inc. (“Fifty Broad”), a New York corporation; Forfed Corporation (“Forfed”), a Delaware corporation; 42 New Street, Inc. (“42 New”), a New York corporation; Galleon Syndicate Corporation (“Galleon”), a New York corporation; and Youandi Corporation (“Youandi”), a New York corporation (the “Corporations”) with respect to Sequa Corporation Class B Common Stock (the “Class B Shares”) is amended by the following information.

Item 3.      Source and Amount of Funds or Other Consideration.

The 64,030 Class B Shares acquired by Fifty Broad and that are the subject of this Amendment 5 were paid for by exchanging shares of the Class A Common Stock, no par value, of Sequa Corporation (“Class A Shares”) owned by Fifty Broad for such Class B Shares.

Item 5.      Interest in Securities of the Issuer.

Mr. Alexander, through the Corporations and through a grantor retained annuity trust (the “Trust”), beneficially owns an aggregate of 2,008,774 Class B Shares comprising approximately 60.3% of the outstanding Class B Shares.  Forfed owns 1,379,843 Class B Shares or approximately 41.4% of the Class B Shares outstanding, Fifty Broad owns 165,493 Class B Shares or approximately 5.0% of the Class B Shares outstanding, 42 New owns 45,000 Class B Shares or approximately 1.4% of the Class B Shares outstanding, Youandi owns 30,000 Class B Shares or approximately .9% of the Class B Shares outstanding, Galleon owns 41,000 Class B Shares or approximately 1.2% of the Class B Shares outstanding and the Trust owns 347,438 Class B Shares or approximately 10.4% of the Class B Shares outstanding.

Each of the above Corporations has the sole right to vote and dispose of all of its Class B Shares, but Mr. Alexander, by virtue of his ownership and positions with the Corporations, has the power to vote and dispose of all of the Class B Shares owned by the Corporations.  The Trust has the shared right to vote all of its Class B Shares, but Mr. Alexander retains the right to dispose of the Class B Shares in accordance with the terms of the Trust.

On December 10, 2004 Fifty Broad acquired (i) 41,439 Class B Shares from the Charlotte W. Krinsly 2003 Grantor Retained Annuity Trust II in exchange for 41,439 Class A Shares owned by Fifty Broad and (ii) 22,591 Class B Shares from the Charlotte W. Krinsly 2004 Grantor Retained Annuity Trust II in exchange for 22,591 Class A Shares owned by Fifty Broad.  The Class A Shares were valued at $60.50 per share.

Item 6.      Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            Pursuant to a letter agreement among Fifty Broad, the Charlotte W. Krinsly 2003 Grantor Retained Annuity Trust II and the Charlotte W. Krinsly 2004 Grantor Retained Annuity Trust II, Fifty Broad acquired the 64,030 Class B Shares that are the subject of this Amendment No. 5.

Item 7.      Material to be Filed as Exhibits.

Exhibit A.   Letter Agreement, dated as of December 10, 2004, by and among  Fifty Broad Street, Inc., the Charlotte W. Krinsly 2003 Grantor Retained Annuity Trust II and the Charlotte W. Krinsly 2004 Grantor Retained Annuity Trust II.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2004

FIFTY BROAD STREET, INC.

FORFED CORPORATION

42 NEW STREET, INC.

YOUANDI CORPORATION

GALLEON SYNDICATE CORPORATION

/s/ Norman E. Alexander

------------------------------------

Norman E. Alexander

Individually and on behalf of

the above named Corporations

As President or Chairman

FIFTY BROAD STREET, INC.

200 Park Avenue

New York, NY 10166

As of December 10, 2004

Ms. Charlotte W. Krinsly

3320 Theall Road

Rye, New York 10580

Re: Exchange of Shares

Dear Charlotte:

This letter is to confirm our agreement as of the date hereof to effect the following exchange of shares:

1.         (a)        Effective as of December 10, 2004, Fifty Broad Street, Inc., a New York corporation (“Fifty Broad Street”), hereby assigns and conveys, free of any and all liens, claims and encumbrances, 41,439 shares of the Class A common stock of Sequa Corporation, a Delaware corporation (“Sequa”), to the Charlotte W. Krinsly 2003 Grantor Retained Annuity Trust II in exchange for 41,439 shares of the Class B common stock of Sequa.

(b)        Effective as of December 10, 2004, Fifty Broad Street, hereby assigns and conveys, free of any and all liens, claims and encumbrances, 22,591 shares of the Class A common stock of Sequa, to the Charlotte W. Krinsly 2004 Grantor Retained Annuity Trust II in exchange for 22,591 shares of the Class B common stock of Sequa.

2.         (a)        Effective as of December 10, 2004, the Charlotte W. Krinsly 2003 Grantor Retained Annuity Trust II hereby assigns and conveys, free of any and all liens, claims and encumbrances, 41,439 shares of the Class B common stock of Sequa to Fifty Broad Street, in exchange for 41,439 shares of the Class A common stock of Sequa.

(b)        Effective as of December 10, 2004, the Charlotte W. Krinsly 2004 Grantor Retained Annuity Trust II hereby assigns and conveys, free of any and all liens, claims and encumbrances, 22,591 shares of the Class B common stock of Sequa to Fifty Broad Street, in exchange for 22,591 shares of the Class A common stock of Sequa.

I hereby assure you that there arc no federal, state or local tax consequences as a result of the above exchange of shares.

Very truly yours,

FIFTY BROAD STREET, INC.

By:    /s/ Norman E. Alexander

Norman E. Alexander

President

Accepted and Agreed to:

CHARLOTTE W. KRINSLY 2003 GRANTOR RETAINED

ANNUITY TRUST II

By:    /s/ Charlotte W. Krinsly

Charlotte W. Krinsly, Trustee

By:    /s/ Barry P. Rosenthal

Barry P. Rosenthal, Trustee

CHARLOTTE W. KRINSLY 2004 GRANTOR RETAINED

ANNUITY TRUST II

By:    /s/ Charlotte W. Krinsly

Charlotte W. Krinsly, Trustee

By:    /s/ Barry P. Rosenthal

Barry P. Rosenthal, Trustee